CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

September 7, 2011
Via EDGAR
Attn: Mr. Kathleen Krebs
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Yida
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 16, 2011
and Documents Incorporated by Reference
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011
File No. 001-34567

Dear Mr. Spirgel,

We are in receipt of your comment letter dated August 2, 2011, regarding the above referenced filings. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 1

1.  Please disclose the shortened versions of all of the companies’ names in your organizational chart so that chart serves as a more meaningful reference for the narrative disclosure.

Response:
On page 1, we have revised the corporate organizational chart to include the shortened versions of the companies’ names so that the chart serves a more meaningful reference for the narrative disclosure.

2.  Explain the business, tax and regulatory purpose of the Hong Kong and Cayman Island entities.

Response:
On page 1, we have included a discussion of the tax and regulatory purpose of incorporating a Hong Kong entity and a Cayman Island entity and including them as holding companies in our corporate structure.

3.  Disclose whether any entity other than Fujian Jintai Tourism Developments Co., Ltd. is a wholly foreign owned entity (WFOE). If Fujian Jintai Tourism is the only WFOE, explain why the other wholly-owned subsidiaries of Hong Kong Yi Tat International Limited are not WFOEs. For each WFOE, supplementally provide its business license and an English translation of the license.

Response:
On page 4, we have disclosed that we have three wholly foreign owned enterprises. They are (i) Fujian Jintai Tourism Development; (ii) Fujian Yida Tulou Tourism; and (iii) Yida (Fujian) Tourism Group Ltd. We have also included the business licenses along with the English translation as exhibits to the 10-K.

Our Variable Interest Entity Agreements, page 4

4.  Disclose the percentage of revenues in your consolidated financial statements that are derived from Fujian Jiaoguang.

Response:
On page 4, we have disclosed that the percentage of revenues in our consolidated financial statements that are derived from Fujian Jiaoguang is 0%. This is due to the fact that we have transferred all our operations out of Fujian Jiaoguang and into a wholly-owned subsidiary.

5.  Describe the material terms of the contractual arrangements governing your relationship with Fijian Jiaoguang. Such disclosure should describe, among other things, the terms pursuant to which you can acquire equity interests or assets of Fujian Jiaoguang, management’s current expectation regarding when you will exercise such rights, and any restrictions on those rights.  In addition, confirm that the pledge agreements were duly created and are effective (including duly registered in the relevant local branch of SAIC in accordance with the PRC Property Rights Law).

Response:
On page 4, we described the material terms of the contractual arrangements governing our relationship with Fujian Jiaoguang. We have described the terms which would allow us to acquire equity interests or assets of Fujian Jiaoguang and management’s current expectation regarding such rights.

Additionally, we disclosure that Jiaoguang’s operation was primarily focused on our media business, especially making and operating TV programs, which is restricted to the foreign investors under the current Chinese regulations and that we intend to convert our contractual arrangements into equity control when PRC government removes such restriction.

We also disclose that the PRC Property Rights Law which imposes the requirement of registration of the pledge agreement was effective on October 1, 2007, and our pledge agreement, however, was executed on December 30, 2004, before the effectiveness of the Property Rights Law. Accordingly, there is no requirement of the PRC Property Rights Law to register the pledge agreement executed before its effectiveness. We believe, however, our pledge agreement has been effective through the past seven years’ performance, even though the equity pledge agreement has not been registered at the PRC government.

6.  Identify the shareholders of Fujian Jiaoguang and disclose any relationship these persons have with your officers or directors.  Disclose whether they have any equity ownership in your company.  Please address whether you have created any incentives (financial, contractual or otherwise), to encourage them to act in the best interests of your company and to renew the contractual arrangements that provide you with effective control over Fujian Jiaoguang.  Disclose whether they may have a conflict of interest with your company or its shareholders.

Response:
On  page 4, we disclose that our majority shareholders and chairman of the board of directors, Mr. Minhua Chen and Ms. Yanling Fan, are also the shareholders of Fujian Jiaoguang. We also disclose that Fujian Jiaoguang no longer has any operations. All of its past operations and revenue have been transferred to China Yida’s subsidiary.

We also believe that there is no conflict of interest and we do not need an incentive to renew the contractual arrangement between Fujian Jiaoguang and China Yida.

7.  We note your statement that “the U.S. holding corporation can obtain the same benefits and risks with this contractual structure as it would with a direct equity ownership.” Please revise your disclosure to note the ways in which the U.S. holding corporation contractual structure is not as effective as direct equity ownership of Fujian Jiaoguang. For example, address the potential failure of your VIE and its shareholders to perform their obligations under your contractual arrangements and your ability to enforce the contractual arrangements that give you effective control. Supplementally provide the legal opinion you reference.

Response:
On page 4, we clarify that although we do agree with the statement that the U.S. holding corporation can obtain the same benefits and risks with the contractual structure as it would with a direct equity ownership, we explain that all the revenues and operations from Fujian Jiaoguang have been transferred to our wholly-owned subsidiary.

Despite the transfer of the operations and revenue, we do disclose, however, that there is a risk with the contractual structure and because we have no equity ownership interest in Jiaoguang we cannot assure you that the owners of Jiaoguang will always act in our best interests. These contractual arrangements may not be as effective in providing control over the company as direct ownership. If Jiaoguang or its owners fails to perform under its agreements with us, we are required by the terms of these agreements to enforce our rights by arbitration before The China International Economic and Trade Arbitration Commission (CIETAC).  To initiate such proceeding, we must first prepare and submit an arbitration request to CIETAC for its acceptance.  Once accepted, CIETAC will form an arbitration tribunal to hear the matter, set a hearing date and notify Jiaoguang of the proceeding.  As we are also contractually bound by CIETAC’s decision, in the event such decision is unfavorable to us, we may effectively lose our control over Jiaoguang, which could materially and adversely affect our business, financial conditions and results of operations.

Our Products, Services and Customers, page 4

FETV, page 4

8.  You disclose that FETV covers approximately 92% of the population of Fujian province. Please clarify whether your reference to coverage is to the broadcasting area for the FETV television signal.  Also clarify whether substantially all of the population in the broadcasting area has televisions.  Lastly, in future filings, please update your television channel ranking and disclose how many television channels there are in the FETV broadcasting area.

Response:
On page 4, we disclose that FETV reaches approximately 92% of the TV signal coverage area in Fujian province. FETV is a very popular channel and it is common for families in the Fujian Province to have television sets. Aslo, we disclose that FETV is ranked #7 of a total of 11 provincial television channels in the Fujian province.

9.  We note that Phase I of this contract ends on July 31, 2013, and that you will be subject to a full performance review at the end of the term.  Please provide the material terms of this performance review.  In addition, include a risk factor addressing the risk that this contract might not be renewed.

Response:
On page 4, we disclose that we will be subject to a full performance review and evaluation of our operating revenue and potential for future operating results. If our operating revenue continually declines it is possible that the contract term will not be renewed with FETV.

10.     Discuss the extent to which you have been able to sell the available advertising time on FETV.

Response:	On page 4, we disclose that we have been able to sell all the advertising time that we are permitted to sell.

Railway Media, page 4

11.     Disclose which entity has entered into the agreement with China’s Railway Media Center.

Response:	On page 4, we disclose that Fuzhou Fuyu Advertising Co., Ltd has entered into a 6-year exclusive agreement with China’s Railway Media Center.

Tourism, page 5

12 Please consolidate the description of your tourist destinations on pages five and six with the descriptions starting on page seven.  Reconcile any inconsistent statements.  For example, on page five you indicate that you entered into an agreement with the Zhangshu Municipal Government for the development of Yang-sheng Paradise on April 18, 2010, whereas on page eight you indicate that such agreement was entered into on April 22, 2010.  We note your statement on page seven that the total “planned investment” of Yunding Park is $740 million.  However, on page five you indicate that you plan to invest a total of $70 million to build the facilities at this location.  These are just examples.

Response:	We have reviewed all the descriptions of our tourist destinations on pages five and six with the descriptions starting on page seven and have consolidated them into on section of disclosures.

The Great Golden Lake, page 5

13.     Disclose the entrance ticket fees that you charge.

Response:	On page 5, we include a discussion of the entrance ticket fees that we charge our visitors, including our group discount rate.

14.     Disclose the portion of revenue you receive pursuant to the revenue sharing agreement with Taining government.

Response:	On page 5, we disclose the portion of revenue that we receive pursuant to the revenue sharing agreement with the Taining government.

Media and Related Operations, page 6

15.     Expand your disclosure to explain the terms of any “strategic partnerships” you have entered into with other content providers whereby you share and promote each other’s advertising client base to one another.

Response:	On page 8, we disclose that we currently do not have any “strategic partnerships”.

16.    Please provide us with third party support for your statement at the bottom of page 6 that, “Our Railway Media on China’s high-speed railway network railroad system currently covers approximately 200 million people a year.”

Response:	We have removed this statement from our Form 10-K.

FETV, page 7

17.     Please revise your reference to Fujian Jiaoguang as your “subsidiary” to reflect the fact that it is a variable interest entity, or VIE.

Response:	We have consolidated this discussion with the discussion on page 5, above, and stated that Fujian Jiaoguang is a variable interest entity and not our subsidiary.

18.     It appears that your original management agreement with Fujian Education TV Station was entered into by your VIE, while the new agreement entered into in August 2010 was entered into by one of your wholly owned subsidiaries.  Please disclose why a different entity entered into the new agreement.  Also explain how this arrangement does not contravene PRC prohibitions on foreign entities directly owning businesses in the media industry.  Include a risk factor addressing the risks associated with these regulatory restrictions.

Response:
On page 4, we have consolidated our explanation of FETV from page 7 with the FETV disclosure on page 4. In that disclosure, we state that the management contract was entered into by our wholly-owned subsidiary and explain that we decided to shift our contractual agreement with FETV from Jiaoguang Media to Fuyu becomes we believe that the wholly-owned, direct subsidiary relationship would provide our shareholders with additional comfort because the income is generated by our direct subsidiary. We are able to structure the transaction in this manner because neither Circular 75 nor Circular 10 cover the issue regarding the daily business operation of Fuyu.

Industry and Competitive Factors, page 9

19.     Please provide more specific disclosure regarding your competitive business conditions. Provide separate discussions for your two business segments – tourism and advertising – and identify any material competitors.

Response:	On page 9, we provide more specific disclosure regarding our competitive business conditions and include them in two separate business segments.

Compliance with Environmental Law

20.     Please discuss how the Environmental Protection Law applies to your operations and your development of national parks and other tourist destinations.

Response:	On page 9, we discuss the relevant environmental protection laws and how they apply to our operations and the development of our national parks and other tourist destinations.

21.     Please revise to discuss all material regulations that apply to your company and your PRC subsidiaries and VIE, including the regulations applicable to foreign invested enterprises and wholly foreign owned enterprises.  Also discuss regulations specific to your business segments in the PRC.  In your discussions, disclose how the regulations impact how you conduct your business.  Also disclose whether you are in compliance with each regulation.  Disclose all instances where you are not in compliance and discuss the fines or other penalties to which you may be subject.

Response:	On page 9, we revised our discussion to address all material regulations that apply to our company and that we have not had any violations of any material regulation.

Risk Factors, page 10

22.     Several of your risk factors are too general and could apply to any company or any industry. See, for example, the first three risk factors on page 10.  See also the risk factor “A slowdown or other adverse developments in the Chinese Economy…” on page 17 that discusses the impact of the risk on the demand for precision steel products, which does not appear to relate to your business at all.  Please revise your risk factors to clearly explain how each risk applies to your industries, the company, or an investment in your company.  As a preliminary matter, we suggest that you provide separate risk factors discussing the risks applicable to each of your business segments.

Response:	Beginning on page 10 and throughout the risk factor section, we have deleted the unrelated risk factors.

23.    Please include a risk factor regarding any termination provisions in your tourism development and revenue sharing agreements.  Explain what will happen at the end of the term of each such agreement.  Your revised disclosure should also address your lack of ownership and land use rights with respect to these projects.

Response:
On page 11, we included a risk factor to address the fact that we do not own the land but solely have land use rights that we contracted for from the local governments. We explain that if the agreements are terminated we may be forced to cease operating our tourist destinations.

24.     Include a risk factor addressing the PRC regulations requiring your subsidiaries and VIE to set aside at least 10% of their annual after-tax profits based on PRC accounting standards each year to their general reserve funds until the aggregate amount of such reserves reaches 50% of their respective registered capital. To the extent any entity has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such noncompliance.

Response:
On page 16, we included a risk factor that addressed the PRC regulations requiring us to set aside at least 10% of our annual pre-tax profits. We also stated that the rules and regulations are not clear as to the specific fines or penalties that we may be subject to as a result of any potential non-compliance.

A failure to expand our media operations…, page 11

25.     Please expand this risk factor to identify the existing government regulations on media content and specify how they restrict your current and anticipated operations.

Response:	On page 11, we have expanded this risk factor to identify the existing government regulations on media content and specified how they restrict our current and anticipated operations.

We may never pay any dividends to shareholders, page 12

26.     Please revise this risk factor and heading to highlight that the company is a holding company that is dependent on receiving dividends or other distributions from its operating subsidiaries and VIE, all of which are located in the PRC.  Discuss that there are significant restrictions on dividends and distributions from the PRC companies as well as restrictions on the exchange of Renminbi for other currencies. Disclose the amount of dividends or other distributions the company has received from its PRC subsidiaries and VIE in the last two fiscal years.

Response:
On page 12, we revised this risk factor to highlight that the U.S. company is a holding company and dependent on receiving dividends or distributions from its operating subsidiaries in the PRC. We also address the significant restrictions on dividends and restrictions on the exchange of Renminbi for other currencies. Lastly, we disclose that over the past 2 fiscal years, we have not had any dividends or distributions from the PRC subsidiaries.

Management exercises significant control over matters requiring shareholder approval…, page 12

27.     Expand this risk factor to note that Mr. Minhua and Ms. Yanling are married.  In addition, address any conflicts of interest they may have with the company.

Response:	On page 12, we expand the risk factor to note that Mr. Minhua and Ms. Yanling are married and we disclose that we do not perceive any conflicts of interest they may have with the company.

We may incur significant costs to ensure compliance with United States Corporate Governance…, page 12

28.     Quantify the “significant costs” you anticipate incurring to comply with the corporate governance requirements.

Response:	On page 12, we disclose that “significant costs” are approximately $187,000 which include: (i) $47,000 Audit Prep consulting fee; (ii) $60,000 legal fees; and (iii) $80,000 D&O insurance premium.

If we fail to maintain an effective system of internal control over financial reporting…, page 12

29.     Revise this risk factor to address BDO Li Xin Da Hua’s concerns regarding your internal control over financial reporting during its period of engagement as your auditor. Also, please update the risk factor to indicate that you are currently required to include management’s report and your auditor’s attestation report beginning with the Form 10-K for the fiscal year ended December 31, 2010 (as opposed to your statement which states that you “will be required” to do this as of December 31, 2010).

Response:
On page 12, we have revised the risk factor to address BDO Li Xin Da Hua’s concerns regarding our internal control over financial reporting. We also state that we have retained SEC Audit Prep to help address these concerns.

We have a contractual relationship with Fujian Jiaoguang Media…, page 13

30.     Revise this risk factor to disclose the portion of 2010 revenues attributable to this entity. In addition, clearly disclose that if you are unable to maintain effective control of this entity, you would not be able to continue to consolidate the VIE’s financial results with your financial results.

Response:
On page 13, we have revised the risk factor to disclose that Fujian Jiaoguang didn’t contribute any revenue in 2010 because all the operations and revenue were transferred to our wholly-owned subsidiary.

31.     Include as a separate risk factor the potential failure of your VIE and its shareholders to perform their obligations under your contractual arrangements to provide specific disclosure of the impact on the company and shareholders of this risk. Describe how the interests of these shareholders may diverge from yours.

Response:
On page 13, we included a separate risk factor for the potential failure of our VIE and its shareholders to perform all obligations under the contractual arrangements. We described how the interests of the shareholders may diverge from ours.

32.     Include a separate risk factor addressing the term and termination provisions of the relevant contractual arrangements.  Include additional analysis regarding why these contractual arrangements may not be as effective in providing you with control as direct ownership would be.  For example, address how direct ownership would allow you to exercise rights as a shareholder to effect change in the board of directors of the company.

Response:
On page 13, we have added a separate risk factor to address the relevant provisions of the contractual arrangements that we have with our VIE, Fujian Jiaoguang. We have stated that the contractual arrangements may not be as effective as direct ownership.

If the Ministry of Commerce, or MOFCOM, China Securities Regulatory Commission, or CSRC, or another PRC regulatory agency…, page 13

33.     Please quantify the fines or penalties you may be subject to if the CSRC or another PRC regulatory body subsequently determines that you should have obtained approvals prior to your 2007 merger transaction.

Response:
On page 13, we have explained that we may be subject to fines or penalties if the CSRC or another PRC regulatory body subsequently determines that we should have obtained approvals prior to the 2007 merger transaction, however, the amount of such fines or penalties are very difficult to determine  because Circular 10 has not expressly provided any provision with respect to fines or penalties of such violation and there is very little public information or published precedent available.

34.     In the description of the M&A Rules and your compliance with it in the regulatory section of your Form 10-K, please disclose why you believe that MOFCOM and CSRC approvals were not required for your reverse merger transaction in November 2007 or for the listing and trading of your securities.  In particular, discuss why you believe that you “are not an offshore special purpose vehicle that is directly or indirectly controlled by PRC companies or individuals.”

Response:
On page 14, we have disclosed why we believe that MOFCOM and CSRC approvals were not required for the reverse merger transaction that occurred in November 2007. Specifically, we list the following reasons: (i) Fujian Jintai Tourism was incorporated as foreign-funded enterprise on October 19, 2011, with the approval of local Department of Commerce and Administration for Industry and Commerce. There was not acquisition of the equities or assets of a “PRC domestic company” as such term is defined under the new M&A Rules; (ii) Both Fujian Jintai Tourism and Hong Kong Yi Tat were incorporated prior to the implementation of Circular 10; (iii) Hong Kong Yi Tat was incorporated for the purpose of operating or holding the equity of Fujian Jintai Tourism; (iv) there is no provision in Circular 10 that clearly classifies contractual arrangements as a type of transaction subject to regulation; and (v) CSRC currently has not issued any definitive rule or interpretation concerning whether overseas share exchange like the Company’s are subject to this regulation.

35.     Delete your reference to “this offering” in the second paragraph of this risk factor and in all other portions of the document, such as in the risk factor “Fluctuations in exchange rates could harm our business and the value of our securities” on page 14.

Response:	We have reviewed the Form 10-K and removed any reference to “this offering”.

Exchange Controls that exist in the PRC may limit our ability to utilize our cash flow effectively…, page 15

36.     We note your disclosure that Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a VIE may only be used for purposes within the business scope approved by the applicable government authority.  Please disclose the business scope of your subsidiaries and VIE.

Response:
On page 15, we disclose that our business scope is the tourism business and media. We also disclose that all capital that must be converted from foreign currency dominated capital must be used for daily operations or for the business purpose of any loan.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents…, page 16

37.     Revise this to indicate whether, to your knowledge, your PRC resident shareholders have made the required SAFE registrations.

Response:
On page 15, we have revised our disclosure to indicate that, to our knowledge, our PRC resident shareholders have not made the SAFE registrations because they were not required because our majority shareholders, Mr. CHEN Minhua and Ms. FAN Yanling, incorporated Hong Kong Yi Tat in 2001, before the effectiveness of Circular SAFE 75. Therefore, there is no “round trip investment” in our situation and it is not required that Mr. CHEN and Ms. FAN complete the Circular 75 registration.

“Failure to comply with the U.S. Foreign Corrupt Practices Act…, page 17

38.     Please address any current or historic experiences you have had with noncompliance with FCPA or Chinese anti-corruption laws.

Response:	On page 17, we disclose that we have not had any noncompliance issues with FCPA or Chinese anti-corruption laws.

Properties, page 20

39.     Revise your disclosure to clarify when and at what price you are entitled to obtain ownership of the 790 acres of land identified herein.  Disclose the material terms of the land use rights you expect to receive with respect to 1,236 acres of land.  Clarify when you will obtain such rights and when such rights will expire.  We note that you indicate you had only obtained land use rights for 32 acres by the end of 2010.

Response:
On page 20, we have revised our disclosure to clarify the details regarding our land ownership rights and the price we would be required to pay to obtain land use rights of the 790 acres. Additionally, we have disclosed the land use rights and the material terms of the land use rights.

40.     Please explain your references to obtaining ownership to land for your tourist destinations. In particular, clarify how you would be permitted to own land in the PRC.

Response:	On page 20, we clarified that we are not permitted to own land in the PRC, we can only have land-use rights.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 22

41.     The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  For example, please expand your MD&A to discuss whether you expect advertising to continue to be the primary component of your revenues.  We note that most of the new projects you announced in 2010 were based on tourism. Address the significant amount of construction you anticipate in 2012 and its anticipated impact on your financial results.  Address the extent to which your advertising and tourist businesses are seasonal.  Address in more detail the anticipated long term impact, if any, of the flooding that occurred at the Great Golden Lake Resort. Also discuss the extent to which flooding occurs on a regular basis in the region of the Great Golden Lake Resort or any of your other current and proposed tourist destinations.  These are just examples.

Response:
On page 22, we have explained and analyzed all known trends, events demands, commitments and uncertainties that are reasonably likely to have a material effect on our financial condition and operating performance.

42.     Please provide an overview section that discusses key drivers of each segment of your business. For each business segment, also discuss how you generate revenues and the components of your expenses.  Discuss how you are able to obtain and maintain the high gross profit margins in each business segment.

Response:	On page 22, we provided an overview section that discusses key drivers of each of our business segments. These discussions included how we generate revenue and the components of our expenses.

Liquidity and Capital Resources, page 25

43.     We note your statement on page 26 that you believe that your working capital and credit facilities should be adequate to sustain your operations “at the current level for the next twelve months.”  Please provide a more detailed discussion of your ability to meet your long-term liquidity needs, particularly in light of your expansion plans and commitments regarding new tourist destinations.  We consider "long-term" to be the period in excess of the next twelve months.  See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Response:	On page 26, we discuss that we believe that our long-term liquidity needs will be met by our cash flow from operations and the amount of cash that we have on our balance sheet.

44.     We note your risk factor disclosures on pages 15 and 16 and your disclosures in Note 2.q. on page F-13 regarding certain PRC rules and regulations.  Please disclose the nature of each restriction and/or limitation and amount related to your ability to fund your operations and expand your business.

Response:
On page 26, we disclose that we do not believe PRC rules and regulations have any restriction or limitation related to our ability to fund our operations. However, recently the local government and domestic media authorities have prohibited specialized channels such as FETV from broadcasting TV shopping programs, TV screen mini ads and certain medical ads. This may lead to a decrease in FETV’s advertising revenue which might negatively impact our profitability. This may also cause uncertainty associated with forecasting revenue.

Capital Expenditures, page 27

45.     We note your statement that the total estimated remaining contract costs to complete your announced tourist destinations is approximately $9.4M.  However, in Note 15 to your financial statements you detail more than $18M of estimated contract costs to be paid by the end of 2011.  Please revise your disclosure to clearly state in tabular form the required and anticipated payments, contributions or other financial obligations for 2011 with respect to each tourism destination.

A:           On page 27, we disclose the line items of required and anticipated payments, contributions or other financial obligations for 2011. This is displayed in tabular format as follows:

Activity	Total Contract Cost (Estimate)	Amount Funded as of December 31,2010	Expecting Remaining Amount To Be Funded
Develop the water and power systems at the Yunding resort	$3,757,000	$3,437,793	$319,207
Complete the restaurant in Gorges at the Yunding resort	$2,388,000	$2,120,451	$267,549
Landscape the grounds at the Yunding resort	$998,000	$893,856	$104,144
Build parking area at the Yunding resort	$1,180,000	$1,066,275	$113,725
Repair tourist stations for sightseeing at the Yunding resort	$945,000	$881,757	$63,243
Install highway barriers for safety reason at the Yunding resort	$2,462,000	$2,174,899	$287,101
Build restaurant in Yunshan at the Yunding resort	$935,000	$837,896	$97,104
Construct roads at the Jiangxi Zhangshu Yangsheng TianTang resort	$13,698,236	$9,062,585	$4,635,651
Build roads at the Jiangxi Fenyi Dongdou resort	$12,285,611	$8,814,544	$3,471,067
TOTAL	$38,648,847	$29,290,056	$9,358,791

Item 18.  Financial Statements and Supplementary Data, page 31

Note 18. Business Segments, page F-24

46.     We note that you have various businesses within the advertisement and tourism reportable segments.  Please tell us why each business is not considered a reportable segment under ASC 280.  Include in your response references to the appropriate literature.

A:
For the year ended December 31, 2010, the Company has identified two operating segments, “Tourism and Advertising”, which were determined by the chief operating decision maker based on the company’s business operations. The Company’s chief operating decision maker regularly reviews these business operations. For the “Tourism” operating segment, all the businesses in this segment include historical and cultural activities. They have similar economic characteristics. For the “Advertising” operating segment, it includes television and railway media activities, and billboard advertisements. The Company considers the television and railway media activities as essentially the same due to the fact they have similar economic characteristics, such as the same targeted customers, provide essentially the same services or products, use same methodology of recognizing revenues and the cost of production of the media material are the same. The billboard activity, which was approximately 6% of total revenue, was not considered material to the overall revenue and the advertising revenue as a separate segment.

Per ASC 280, “Segment Reporting”, reported segments are determined, in all cases, by examining, the entity’s organizational structure. If the operating businesses have similar economic characteristics and are similar in all of the following areas, then the businesses may be aggregated for disclosure purposes:

●The nature of the products and services;

●The nature of the production processes;

●The type or class of customers for their products and services;

●The methods used to distribute their products or provide services; and

●If applicable, the nature of the regulatory environment (e.g., banking, insurance, public utilities or government).

Item 9. Changes In and Disagreements With Accountants On Accounting and Financial Disclosure, page 32

47 You disclose that “BDO Li Xiu Da Hua identified that the Company lacks a good system of internal controls, such as inadequate documentation for certain transactions and lack of competent and well trained personnel to furnish US GAAP issued reporting documents to be filed.”  Based on this disclosure, please tell us how you were able to conclude that your disclosure controls and procedures were effective and you maintained effective internal control over financial reporting.

Response:
On page 32, we disclose that BDO Li Xiu Da Hua identified that the Company lacks a good system of internal controls. We also disclose that we have concluded that our disclosure controls and procedures are now effective and we maintain effective internal control over financial reporting because we have hired SEC Audit Prep to oversee our financial controls and put the necessary procedures in place to make sure that our controls and procedures are effective.

48 In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

a.
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Response:
Each operating subsidiary company has its own finance department including the staffs of cashier, accountant, finance manager and general manager responsible for financial reporting and they perform their monthly closing procedures by themselves and prepare their own financial statements. The corporate finance department located at our company headquarters is responsible for the accounting of the holding companies and the newly established companies. The corporate finance department also obtains the management accounting and financials of each subsidiary company which is delivered by the uniform accounting software through the internet. The corporate finance department then performs the analytical review and obtains related information for footnote disclosures. The financial controller and CFO then conducts a final review for the individual management accounts of all subsidiary company and provides all the management accounts and footnotes disclosure information to our consultant, AuditPrep Limited. AuditPrep Limited then prepares the consolidated financial statements and related footnote disclosures. After the consultant completes the draft of the financial statements, both the financial controller and the CFO review the draft financial statements.

Additionally, we hired a Sarbanes-Oxley consulting company to work on our SOX documentation which included the control on the financial reporting process. Our management also conducted an evaluation of the effectiveness of the company’s internal controls in order to assess whether there is a reasonable possibility of a material misstatement in the financial statements not being prevented or detected on a timely basis by the company.

We believe that this process ensures that the internal control over financial reporting is and remains effective.

b.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:
We hired a consultant company to provide internal control consultancy services, including an assessment of our internal controls, performing testing, and strengthening our internal control documentation. Some of the functions they provide are preparing company policies and manuals and providng structural flowcharts. After review, our new auditors gave us a clean attestation report and determined that we had effective internal controls.  We also rely on our CFO who is knowledgeable and experienced in US GAAP and SEC reporting matters and he can execute our internal controls and then our internal control consultant can perform the testing of controls.

How do you maintain your books and records and prepare your financial statements?

c.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response:
We maintain books and records in U.S. GAAP, for all our entities including our holding companies and its PRC subsidiaries. When there are any significant changes related to the accounting treatment, we will consult our auditors and consultants and we will record the accounting treatment according to US GAAP.

d.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:	This is not applicable because we do maintain our books and records in accordance with US GAAP.

What is the background of the people involved in your financial reporting?

e.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

●	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
●	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
●	the nature of his or her contractual or other relationship to you;
●	whether he or she holds and maintains any professional designations suchas Certified Public Accountant (U.S.) or Certified Management Accountant;
●
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting;

Response:
There are 3 people primarily responsible for preparing our financials: (i) our CFO, (ii) our financial controller, and (iii) our outside consultant, SEC AuditPrep. The following is a brief description of each. Our CFO is knowledgeable about U.S. GAAP and public company responsibilities and has previously specialized in investor relations management. Before joining us, he was the managing director of Etech Securities Inc. Mr. Wung's responsibilities at Etech Securities included directing client relationships, expanding the firm's customer base, and building up ties with various government agencies. Before that, Mr. Wung was the director of the Prosperity Financial Group in California from 2004-2005, the Senior Vice President of the Global American Investments, Inc from 2002-2003. Mr. Wung received his B.A. in Finance from California State University, Fullerton in 2000. He holds the Series 7 Certificate in General Securities Representative, and Series 63 Certificate in State Securities law.

Our Financial Controller has extensive financial experience working at large-scale enterprises in Fujian province. Previously, Mr. Lin served as the Chief Financial Director at Fujian Furi Group Co., Ltd, and was also an accountant for China Fujian International Economic and Technological Cooperation Company. Mr. Lin is a Certified Public Accountant in China, and is a professional member of the CICPA. He received his BA in Accounting in 1994.

Our outside consultant, SEC Audit Prep, was hired to assist our CFO and Financial Controller in designing, implementing and evaluating internal controls over financial reporting.

f.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:
We hired AuditPrep Limited, our consulting company with business address of 12/F, No. 99 Hennessy Road, Wanchai, Hong Kong to assist us to draft financial statements in accordance with USGAAP and evaluate the internal control over financial reporting.  AuditPrep Limited’s professionals consist of Partner and managers that are either AICPA or trained and experienced in US GAAP and SEC reporting matters.

Set forth below is the information of the staff members of AuditPrep Limited who helped us prepare the U.S. GAAP financial statements, including an accountant, manager, senior manager and partner:

The senior manager is responsible for communication with our Company’s PRC controller to obtain the financial information and preparing the consolidated financial statements and related footnotes disclosure. The senior manager possesses Hong Kong CPA membership and has a Master Degree in International Accounting from City University of Hong Kong. The senior manager has in total 13 years of experience in accounting and financial reporting, including seven years of experience in working with U.S. listed companies.

The review manager is in charge of the reviewing of the financial statements. The review manager possesses AICPA membership trained in the U.S. and has over 7 years of experience in accounting and audit with respect U.S. private and listed companies.

The partner possesses Hong Kong CPA membership and has practical experience in working with U.S. listed companies since 2002, and reviewed the financial statements extensively. She has over 18 years of experience in accounting and financial reporting.

AuditPrep Limited has experienced staff members to prepare the consolidated worksheet and draft the consolidated financial statements. In addition, they have different levels of review process with respect to the financial statements.  Based on the above qualifications and experience, we believe that these AuditPrep staff members are qualified to prepare our U.S. GAAP financial statements.

The annual consulting fee for the service providing the draft of financial statements according to USGAAP are USD57,000, and total hours for their manager in charge plus review manager & partner review time are 120-150 hours every quarter.

For the evaluation of internal control service, the consulting company provided the following service regarding the Internal controls assessment, remediation suggestions and testing of key controls:

-   performed assessment of the design and operating effectiveness of internal controls over financing reporting;

-   performed walkthrough and document assessment in Risk Control Matrix;

-   provided remediation suggestions on deficiencies found;

-   developed a testing plan; and

-   performed testing of key internal controls.

The consulting company spent around 2 months and charged $47,000 (USD) on evaluation of internal control including field work and report writing which involves the above mentioned professionals personnel to oversee the internal control evaluation process including planning and assessment on the internal control and 3 staff consultants to perform testing work.

g.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

●	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
●	how many hours they spent last year performing these services for you; and
●
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:	Not applicable.

h.
Per page 10 of your definitive proxy statement, we note that Michael Marks is your audit committee financial expert.  Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Response:
Michael Marks has been a director of the Company since June 2009. Mr. Marks graduated with a Bachelor of Commerce (Honors) and Masters of Commerce from the University of the Witwatersrand in Johannesburg, South Africa in 1994 and 1997 respectively, both degrees with a major in accounting.  In 1995, Mr. Marks completed his qualifying examinations of the Chartered Institute of Management Accountants in the United Kingdom.  In 1997, Mr. Marks qualified as a Chartered Accountant in South Africa, and in 1999 as a Fellow of the Association of International Accountants in the United Kingdom. From January 1995 to January 1998, Mr. Marks worked in the audit, corporate finance and advisory divisions in the Johannesburg, South Africa office of PricewaterhouseCoopers. Mr. Marks is currently audit committee chairman and independent director of Shengkai Innovations, Inc. (NASDAQ: VALV), and is also independent director and audit committee member of China Housing and Land, Inc. (NASDAQ: CHLN) and Yanglin Soybean, Inc. (OTCBB: YSYB). In January 2003, Mr. Marks founded the China practice of Sonnenblick Goldman, a New York headquartered investment bank established in 1893, and served as China managing director and regional principal of the firm until December 2007 when the global firm was sold.  In September 2002, Mr. Marks founded the Shanghai office of Horwath Asia Pacific, a management consulting and advisory firm affiliated with Horwath International, a global accounting and advisory firm.  He served as its director and Shanghai representative until December 2005.  From January 1998 to June 1999, Mr. Marks served as a manager of Horwath Asia Pacific in Sydney, Australia. From 2006 to 2009, Mr. Marks was the President and Director of Middle Kingdom Alliance Corp., a Special Purpose Acquisition Corporation, which invested in and merged with Pypo Digital Company Limited.  Mr. Marks continues to serve as a director of the board of the newly merged company, Funtalk China Holdings Limited (NASDAQ: FTLK).

Exhibits

49 Please file all required exhibits, including your articles of incorporation, bylaws, and all material agreements.  See Item 15(b) of Form 10-K and Item 601 of Regulation S-K. Example of material agreements include, but are not limited to, the following:

●
The agreements governing your relationship with your VIE, Fujian Jiaoguang;  The Fujian Education Television Channel Project Management Agreement, dated August 1, 2010, with Fujian Education Media Limited Company;  The six-year exclusive agreement with China’s Railway Media Center entered into in February 2009 to create “Journey through China on the Train;”

●	The tourism management revenue sharing agreement with Taining government entered into in 2001 to operate and manage the Great Golden Lake destination from 2001 through 2032;
●	The Tourist Destination Cooperative Development Agreement with Yongtai County Government entered into in November 2008 and effective until 2048 to develop Yunding Park;
●	The Tourist Resources Development Agreement with Hua’an County Government entered into in December 2008 and effective until 2048 to develop the Hua’an Tulou tourist destinations;
●
The Emperor Ming Taizu Cultural and Ecological Resort and Tourist Project Finance Agreement entered into on April 15, 2010 with Anhui Province Bengbu Municipal Government pursuant to which you formed a limited liability company with Anhui Xingguang to construct and develop Ming Dynasty Entertainment World;

●
The China Yang-sheng (Nourishing Life) Tourism Project Finance Agreement entered into in April 2010 with Jiangxi Province Zhangshu Municipal Government to construct and develop China Yang-sheng (Nourishing Life) Paradise;

●	The agreement entered into on June 1, 2010 with Jianxi Province People’s
●	Government of Fenyi County to develop “The City of Caves;”
●	Your material lease agreements;
●	Agreements giving you land use rights;
●	Your loan agreements.

Response:	On page 34, we have updated our exhibit list on the Form 10-K and will be filing each document as an exhibit when we file the Amended Form 10-K on EDGAR.

Definitive Proxy Statement, as amended May 16, 2011, incorporated by reference into Part III of the Form 10-K

Election of Directors, page 4

50 For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the company's business and structure, for the company at the time that the filing was made. See Item 401(e) of Regulation S-K.

Response:
On page [ ], we have listed the specific experience, qualifications and attributes or skills of each Director candidates that led to the conclusion that the person should serve as a director, in light of the company’s business and structure, for the company at the time that the filing was made.

51 On page 14, you list Ms. Yanling Fan as your Chief Operating Officer; however, you do not include this position in the biography of Ms. Fan on page 5.  Please disclose all positions held by Ms. Fan and the date that she became your Chief Operating Officer.

Response:
On page [ ], we have revised Ms. Fan’s biography to disclose all positions held by Ms. Fan. Specifically, we state that Ms. Fan is our Chief Operating Officer and has served in that capacity since 2001.

Compensation of Directors, page 13

52 You state in the third paragraph in this subsection that, “[w]e do not currently compensate our other directors;” however, you disclose amounts in the director compensation table for Ms. Yin, Mr. Huang and Mr. Marks under the column “Fees Earned or Paid in Cash”.  Please reconcile this disclosure and explain what the amounts in the director compensation table represent.

Response:
On page [ ], we have revised our Compensation of Directors section to clearly state that we do compensate Ms. Yin, Mr. Huang and Mr. Marks but do not compensate any other directors. We also disclose the amount of compensation for each director.

53 Furthermore, you disclose in footnote 2 to the beneficial ownership table on page 17 that Mr. Marks was granted at least 60,000 options in June 2009 and March 2011. Please discuss these stock option grants. Also disclose in a footnote to the director compensation table the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end for each director. See the Instruction to Item 402(r)(2)(iii) and (iv).

Response:
On page [ ], we have included the 60,000 options in June 2009 and March 2011 in the beneficial ownership table. We have also discussed the stock option grants in the aggregate number of stock awards for each director in a footnote to the beneficial ownership table.

Retirement, Post-Termination and Change in Control, page 14

54 Revise your disclosure to define the term “change of control.”  See Item 402(j) of Regulation S-K.

Response:	On page [ ], we have revised the disclosure to define the term “change of control” as:

A "Change in Control" shall mean the occurrence of any of the following events:
i.
Approval by stockholders of the company of (a) any consolidation or merger of the company in which the company is not the continuing or surviving corporation or pursuant to which shares of stock of the company would be converted into cash, securities or other property, other than a consolidation or merger of the company in which holders of its common stock immediately prior to the consolidation or merger have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the consolidation or merger as immediately before, or (b) a sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the company;

ii.
either (A) receipt by the company of a report on schedule 13D, or an amendment to such a report, filed with the Securities and Exchange Commission ("SEC") pursuant to section 13(d) of the Securities Exchange Act of 1934 (the "1934 Act") disclosing that any person, group, corporation or other entity (a "Person") is the beneficial owner, directly or indirectly, of 20% or more of the outstanding stock of the company or (B) actual knowledge by the company of facts, on the basis of which any person is required to file such a report on schedule 13D, or an amendment to such a report, with the SEC (or would be required to file such a report or amendment upon the lapse of the applicable period of time Specified in Section 13(d) Of the 1934 Act) disclosing that such a person is the beneficial owner, directly or indirectly, of 20% or more of the outstanding stock of the company;

iii.
purchase by any person (as defined in section 13 (d) of the 1934 act), corporation or other entity, other than the company or a wholly owned subsidiary of the company, of shares pursuant to a tender or exchange offer, to acquire any stock of the company (or securities convertible into stock) for cash, securities or any other consideration provided that, after consummation of the offer, such person, group, corporation or other entity is the beneficial owner (as defined in rule 13d-3 under And 1934 Act), directly or indirectly, Of 20% or More of the Outstanding Stock of the Company (calculated as provided in paragraph (d) of Rule 13d-3 under the 1934 act in the case of rights to acquire stock); or

iv.
the Company combines with another company and is the surviving corporation but, immediately after the combination, the shareholders of the company immediately prior to the combination do not hold, directly or indirectly, more than 50% of the Voting Stock of the combined company (there being excluded from the number of shares held by such shareholders, but not from the Voting Stock of the combined company, any shares received by affiliates (as defined in the rules of the Securities and Exchange Commission) of such other company in exchange for stock of such other company).

Executive Officers, page 14

55 With respect to Messrs. Zhang and Lin, please disclose their business experience during the past five years. See Item 401(e) of Regulation S-K.

Response:
On page [ ], we have revised the disclosure to explain Mr. Zhang and Mr. Lin’s business experience during the past five years. Specifically, we stat that Mr. Lin, our Financial Controller, has served as the Financial Controller of China Yida since 2003. He has extensive financial experience working at large-scale enterprises in Fujian province. Previously, Mr. Lin served as the Chief Financial Director at Fujian Furi Group Co., Ltd, and was also an accountant for China Fujian International Economic and Technological Cooperation Company. Mr. Lin is a Certified Public Accountant in China, and is a professional member of the CICPA. He received his BA in Accounting in 1994. Mr. Zhang, our VP of Investor Relations, joined China Yida in January 2009 as its Corporate Secretary and Vice President of Investor Relations. He is knowledgeable about Chinese account principals, US GAAP and financial market regulations in China. Before he joined us, he has been the Senior Vice President of Etech Securities Inc. As the Senior Vice President, he led an execution team for 2 clients in connection with private placements and acquisitions. Before that, Mr. Zhang was the Project Manager of Etech Securities Inc. and he advised 4 clients in connection with equity financing transactions. He was also the Assistant CEO of Fujian Jingxie Real Estate Development Co. Mr. Zhang received his B.A. in Economics from University of California.

Certain Relationships and Related Transactions, page 15

56 Please identify each related party and explain how they are related.  For example, you disclose that the company paid rental expenses to Xin Hengji Holding Company Limited, “a related party.”  Please identify the party to whom Xin Hengji Holding Company is related and explain how it is related.  As another example, identify the shareholder to whom Xinhengji (XHJ) is related.

Response:
On page [ ], we disclose that the controlling shareholder of Fujian Xin Hengji Advertising Co., Ltd. is Fujian Xin Hengji Investment Co., Ltd. Fujian Xin Hengji Co., Ltd.’s shareholders are our chairman and director, Mr. Chen Minhua and Ms. Fan Yanling.

Television Contract, page 15

57 Please explain in more detail how the television contract operated.  Disclose the amounts paid and the revenues received by the company and XHJ in each fiscal year. Also identify the television station.  File the agreement as an exhibit.

Response:
On page [ ], we explain that the revenue from FETV media business in 2010 was about $31 million dollars (USD) and the cost associated with purchasing the programs was RMB 5 million. There is no need to pay the contract fees to Xin Hengji Holding Company Limited. The Xin Hengji pays RMB 5 million to the FETV each year and has no income from the FETV business but some kinds of income from other businesses, unrelated to the listed company.

Security Ownership of Certain Beneficial Owners and Management, page 17

58 Please include every officer and director in the beneficial ownership table.  In this regard, we note that you did not include in the table two directors, Ms. Yin and Mr. Huang, and your financial controller, Mr. Lin.

Response:
On page [ ], we have included every officer and director in the beneficial ownership table, including Ms. Yin, Mr. Huang and Mr. Lin. They were not included in the beneficial ownership table previously because they do not hold any equity ownership.

Summary of Executive Compensation, page 18

59 Please explain the reasons for the monthly bonus received by Mr. Chen and Ms. Fan beginning in September 2010.

Response:	On page [ ], we note that the monthly bonus of $100 received by Mr. Chen and Ms. Fan beginning in September 2010 is for a lunch reimbursement.

Summary Compensation Table, page 18

60 You disclose in footnote 2 to the beneficial ownership table on page 17 that Messrs. Wung and Zhang were granted options in January 2010.  Please include in the summary compensation table the aggregate grant date fair value of the options computed in accordance with FASB ASC Topic 718.  See Item 402(n)(2)(vi) of Regulation S-K and the Instructions to Item 402(n)(2)(v) and (n)(2)(vi).  Also discuss these stock option grants in the narrative disclosure to the summary compensation table. See Item 402(o)(4) of Regulation S-K.

Response:	On page [ ], we include the aggregate grant date fair valet of the options and we discuss these stock option grants in the narrative disclosure to the summary compensation table.

Form 10-Q for the Quarterly Period ended March 31, 2011

Note 2.b. Basis of presentation, page 5

61 If true, disclose that all adjustments are of a normal recurring nature in future filings. Otherwise, disclose the nature and amount of any adjustments other than normal recurring adjustments.

Response:
In the 10-Q that we filed for the quarter ended June 30, 2011, we disclosed that all adjustments are of a normal recurring nature in future filings. We will continue to disclose this fact in all our Form 10-Q’s in the future.

We acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

 /s/ Minhua Chen

China Yida Holding, Inc.
Name: Minhua Chen
Title: Chairman and CEO